Filed by ION Acquisition Corp 2 Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 2 Ltd.

Commission File No.: 001-40048

The SPAC frenzy has cooled. But adtech company Innovid just got a $50 million vote of confidence in its deal to go public.

Ryan Joe

Just now

innovid

●	Innovid, set to go public via SPAC, raised $50 million, bringing its total to $200 million.
●	The video adtech company got the money even as SPACs fall out of favor.
●	Innovid aims to grow its measurement business, as Nielsen weathers industry-wide criticism.

Video adtech company Innovid, which plans to go public later this quarter by merging with the special-purpose acquisition company ION Acquisition Corp. 2, said Wednesday it had raised an additional $50 million.

Innovid, whose clients include Toyota, L'Oreal, Bank of America, and GlaxoSmithKline, had already raised $150 million through a private investment in public equity. And the additional funds came unprompted from some of those existing PIPE investors, said company CEO Zvika Netter.

The interest from big institutional investors at this point should be seen as a vote of confidence, Netter said.

"This was inbound interest," he said. "It's something rare these days, to see an extension of a PIPE in a SPAC ."

The first quarter saw a flurry of companies going public via SPAC merger — and adtech firms like Taboola (which merged with ION Acquisition Corp. 1), ironSource, and Adtheorent — all rode that wave as it crested during the summer. But shareholder sentiment around SPAC mergers has shifted considerably.

For instance, shareholders of the SPAC have the opportunity to vote to redeem their shares if they don't have faith in the proposed merged company. In Q3, the average shareholder redemption rate was 52%, according to the Financial Times, up from 10% in Q1.

And if a lot of people redeem, a company can find itself with significantly less money than anticipated.

It's unclear what impact the new slug of PIPE funding will have on the overall money raised.

"Whether it influences the SPAC investors or not when they come to vote, I don't know," Netter said.

But he said he's not thinking about that.

"I'm not focused on the short term," he said. "The focus is how we're going to invest this capital."

Netter emphasized that Innovid's PIPE investors are long-term, strategic investors. He described their latest financial commitment as a vote of confidence in the company.

And he pointed to the growth of connected TV viewership as a major opportunity, since Innovid's technology is designed to create, deliver, and measure video ads. Innovid gets paid based on how many ads pass through its systems.

Netter is also positioning Innovid to grow globally and to build new products to improve video advertising. He singled out measurement in particular.

"That's a great opportunity for Innovid, given the dissatisfaction with certain vendors," Netter said. Nielsen, which provided the measurement "currency" used by TV companies and advertisers to buy and sell ads, recently had its accreditation suspended, a sign of lost faith in its measurement solutions.

Netter said Innovid, which already provides some measurement capabilities, is well-positioned to expand on this line of business, since it knows where ads get delivered but doesn't sell media, so it doesn't have conflicting interests.

While Netter was bullish on Innovid's expansion into measurement, however, he declined to say how much that line of business is growing.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innovid Inc. (“Innovid”) and Ion Acquisition Corp 2 Ltd. (“Ion”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innovid and the markets in which it operates, and Innovid’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: Innovid’s ability to maintain and expand relationships with advertisers; the decrease and/or changes in CTV audience viewership behavior; the failure to make the right investment decisions or the failure to innovate and develop new solutions that are adopted by advertisers and/or partners; Innovid’s estimates of market opportunity, forecasts of market growth and projections of future financial performance; Innovid’s sales and marketing efforts requiring significant investments and long sales cycles; failure to manage growth effectively; the business combination not be satisfied on a timely basis or at all, and other risks and uncertainties indicated from time to time in the proxy statement/prospectus, including those under “Risk Factors” therein, and in Ion’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innovid and Ion assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innovid nor Ion gives any assurance that either Innovid or Ion will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innovid and Ion. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ion has filed a registration statement on Form S-4 that includes a proxy statement of Ion and a prospectus of Ion. The proxy statement/prospectus will be sent to all Ion and Innovid stockholders. Ion also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Ion and Innovid are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ion through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ion may be obtained, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Ion.

Participants in Solicitation

Ion and Innovid and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Ion’s stockholders in connection with the proposed transaction. Information about Ion’s directors and executive officers and their ownership of Ion’s securities is set forth in Ion’s filings with the SEC. To the extent that holdings of Ion’s securities have changed since the amounts printed in Ion’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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